

January 31, 2007

Via U.S. Mail and Facsimile to (412) 434-2134

Mr. William H. Hernandez
Senior Vice President, Finance
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

>   **RE: PPG Industries, Inc.**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed February 16, 2006**
>
>   **Form 10-Q for the quarter ended September 30, 2006**
>   **File No. 1-1687**

Dear Mr. Hernandez:

    We have reviewed your response letter dated January 19, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2005

22. Business Segment Information, page 54

1. We have read your response to comment 2 in our letter dated January 8, 2007 and reviewed the information provided to us. We continue to have certain concerns about how you have determined your operating segments. As described in SFAS 131 paragraph 10, an operating segment is a component of an enterprise:

> a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),
> b. Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
> c. For which discrete financial information is available.

Based on a review of the reports you have provided us it appears that your reporting units are operating segments. In particular we note the following:

- Each reporting unit clearly engages in business activities from which they earn revenues and incur expenses;
- The operating results are regularly reviewed by the CODM on a monthly and quarterly basis, as described in your letter and evidenced by the reports;
- Discrete financial information is available for each reporting unit. In particular, sales, PTPI, PTPI Margin and Overhead as a Percentage of Sales.

We assume that this discrete level of information is regularly provided to the CODM for a specific business purpose, specifically to assess performance and allocate resources. In this regard we note that the Controller's comments, which appear useful and informational, provide analysis at the reporting unit level on page one of each report. We assume that detailed information at the reporting unit level for sales, and PTPI actual, and deviations from prior and plan are clearly intended to assess performance. Further, common sense dictates that prudent decisions regarding resource allocation cannot be made at the higher level without more specific knowledge at the lower levels of operations. For example it is unclear how an informed resource allocation concerning the Optical Products could be made if all of the revenues and results of operations are not considered separately from those of Chlor-Alkali.

You have responded that it is clear that when your CODM assesses performance and allocates resources, decisions are made based on the totality of information in its possession. This would suggest that information provided at the reporting unit level is no less important than that provided at the operating segment level. In addition paragraph 10.b. does not require that such information be the *only* information used to assess performance and allocate resources.

In the last paragraph on page 5 of your response letter you note that pursuant to the guidance of paragraph 15 of SFAS 131, there is no clear conclusion as to which component constitutes your operating segments. Please note that this guidance would be more appropriately applied to your geographic information also included in the reports, as opposed to the distinction between the reporting units and what you consider to be your operating segments.

You have responded that the bulk of the information in the Quarterly Financial Statements (QFS) for PPG Management and the monthly presentation to the Executive Committee (EC) is presented at the operating segment level. However, we note that the 4th Quarter 2006 QFS shows more information at the reporting unit level than the 4th Quarter 2005 QFS. This may suggest that your CODM or management has placed greater importance at this disaggregated level than previously.

The monthly presentations to the EC show reporting unit information more prominently than the QFS. That is, the first page to show any sales and earnings information is that of the reporting units. This information precedes the information pertaining to the operating segments. Because the monthly presentation is reviewed on a more frequent basis than the QFS, this may suggest that your CODM places greater emphasis on the results of the reporting units than at the operating segment level. However, the guidance in SFAS 131, does not speak to volume or order of presentation but rather the existence of such discrete information.

The first full paragraph on page 5 of your response appears to be addressing the aggregation criteria in order to determine your reportable segments. Please note that the aggregation criteria you describe is applied to group operating segments into reportable segments, and therefore your analysis implies that the reporting units are operating segments.

Notwithstanding the appropriateness of the number of operating segments you currently recognize, we realize that presenting 15 operating segments as your reportable segments may not be practical, as discussed in paragraph 24 of SFAS 131. Certain of your reporting units may not meet the quantitative threshold analysis as described in paragraphs 18-21 of SFAS 131. Also, some of your reporting units may be further aggregated. However such aggregation should be applied after the appropriate determination of operating segments is made, and then only in strict compliance with paragraph 17. Please advise.

Form 10-Q for the quarter ended September 30, 2006

16. Commitments and Contingent Liabilities, page 17

We have read your draft disclosure regarding your contingent liabilities. We urge you to regularly monitor the level of disclosure that is required by generally accepted accounting principles so that a reader is able to fully understand the scope of your current and future environmental obligations. At a minimum and to the extent practicable, in future filings, please disclose the material components of accruals related to current and future activities you describe. Disclose the significant assumptions underlying your estimates, including a discussion of the circumstances affecting the reliability and precision of these estimates, as required by SAB Topic 5:Y. For example, disclose how much you expect to outlay for litigation, administration, feasibility, direct remediation, etc., and why or how that number could change. Any future charges, if material, should be accompanied by a reasonable explanation of the underlying factors, new developments, or changes in assumptions, and each element should be appropriately quantified where practicable.

*   *   *   *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3689 if you have questions regarding these comments.

Sincerely,

John M. Hartz
Senior Assistant Chief
Accountant